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August 12, 2024

VIA EDGAR AND ELECTRONIC MAIL

Mindy Hooker

Hugh West

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Powerfleet, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Amended Form 8-K Filed June 14, 2024

File No. 001-39080

Dear Ms. Hooker and Mr. West:

We acknowledge receipt of the letter of comment dated July 30, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Powerfleet, Inc. (the “Company” or “Powerfleet”) and provide the following responses on their behalf.

Before addressing the accounting aspects of the Staff’s comment, we believe it may be helpful to provide some additional context with respect to the key events that led to the business combination (the “Business Combination”) between Powerfleet and MiX Telematics Limited (“MiX” or “MiX Telematics”).

Powerfleet’s intent has been to execute strategic acquisitions within its industry. In December 2022, Powerfleet entered into dialogue with William Blair & Company L.L.C. (“William Blair”) to explore potential combinations. In January 2023, the Company had rebuffed interest expressed from MiX to enter into exploratory merger discussions. William Blair was then formally appointed by the Company in March 2023 as its financial advisor. In April 2023, William Blair subsequently reintroduced Powerfleet to MiX, among others, as a potential target, leading to an in-person meeting between key leaders from both companies in April 2023.

Following this meeting and subsequent in-person meetings in Chicago in June 2023, the parties agreed to pursue a combination through a period of exclusivity through an indication of interest delivered to MiX by Powerfleet. During this time, a number of key parameters were agreed to by the two parties, including that:

1.	Powerfleet would be the legal acquirer;

August 12, 2024

2.	Steve Towe, the Chief Executive Officer of Powerfleet, would remain CEO of the combined business and the combined business would adopt Powerfleet’s Unity product and branding strategy;
3.	The branding strategy for the MiX portion of the combined entity would be “MiX by Powerfleet”, and ultimately, the MiX SaaS platforms would integrate into Powerfleet’s SaaS platform; and
4.	The former CEO of MiX would retire from the business as of the closing of the transaction.

As consideration for a Powerfleet “controlled acquisition” as described above, the parties agreed a premium would need to be paid by Powerfleet to MiX’s shareholders.

It was also fully understood that Powerfleet would need to complete and be responsible for obtaining the financing required to redeem in full Powerfleet’s Series A convertible preferred stock (the “Series A Preferred Stock”), which had an optional redemption feature that required the Company to redeem the Series A Preferred Stock in certain circumstances.

As part of the final negotiations, which included the previously discussed implied premium to MiX’s shareholders (see computations in Appendix A), it was agreed that the executive leadership team of the combined business—comprising the CEO, CFO, and Chief Corporate Development Officer (CDO)—would be drawn from Powerfleet.

Additionally, it was agreed Powerfleet’s existing Chairman of the Board would remain the Chairman of the Board of the combined business, the Powerfleet name and branding would be retained, and the headquarters of the combined business would remain in New Jersey, Powerfleet’s existing headquarters.

For additional background please see the Company’s Amendment No. 1 to Form S-4 as filed with the Commission on January 22, 2024 and provided to all investors in connection with the approval of the transaction.

To facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in bold print and our response appears immediately below.

August 12, 2024

Amended Form 8-K filed on June 14, 2024

Unaudited Pro Forma Combined Financial Information

1.	We note you completed a business combination with MiX Telematics in which you acquired all of the issued and outstanding shares of MiX Telematics in exchange for 70,704,110 shares of your common stock. We also note that you had 37,229,000 shares of common stock outstanding as of December 31, 2023. In this regard, it appears that MiX Telematics obtained majority equity ownership in Powerfleet at the close of the transaction. Furthermore, we note you are changing your year end to the same year end historically used by MiX Telematics and that as part of the business combination with MiX Telematics, you expect to migrate your central corporate accounting function to MiX Telematics’ central corporate accounting function and team. If MiX Telematics obtained control, explain why you accounted for the transaction as an acquisition rather than a business combination accounted for as a reverse acquisition and provide us with the authoritative guidance you relied upon in determining your accounting treatment. Refer to ASC 805-40.

Response: In connection with the Business Combination with MiX, the Company conducted an analysis based on the guidance in ASC 805 Business Combinations, including the guidance related to reverse acquisitions in ASC 805-40. ASC 805-40 is applicable when the issuing entity is determined to be the accounting acquiree.

The Business Combination was effected when MiX shareholders exchanged 100% of their equity interests in MiX for newly issued shares of Powerfleet common stock, resulting in MiX becoming an indirect wholly owned subsidiary of Powerfleet. As used herein, “legacy Powerfleet” refers to Powerfleet before the Business Combination, “legacy MiX” refers to MiX before the Business Combination and the “combined entity” refers to Powerfleet after the Business Combination.

Given the Business Combination was effected through an exchange of equity interests, further evaluation was required with respect to ASC 805-10-55-12 through 55-15 to determine the accounting acquirer. Additionally, because ASC 805 does not specify the weight to place on each indicator associated with the assessment, the Company applied judgment and considered the weight of all the indicators in totality.

The relative voting rights in the combined entity (ASC 805-10-55-12a).

On April 2, 2024, MiX shareholders exchanged all their outstanding MiX ordinary shares, including those represented by American Depositary Shares (ADSs), for shares of Powerfleet common stock. This exchange resulted in MiX shareholders owning approximately 65.5% of the combined entity, while Powerfleet shareholders owned approximately 34.5%.

The Company notes that the disproportionate holdings were at least partially driven by Powerfleet’s need to include a premium in the transaction as discussed above. Said differently, when the parameters of the deal were initially negotiated in July 2023, the relative equity values of the two companies were far closer at 56% to 44% in favor of MiX; however, after the inclusion of a 45.4% implied premium paid by Powerfleet to MiX shareholders, based on the relative enterprise values as of June 30, 2023 (see Appendix A attached hereto, which sets forth William Blair’s implied premium analysis) the MiX shareholders were expected to ultimately obtain 65% of the combined entity. In parallel to this, the MiX Telematics board of directors obtained a final written opinion from BDO Corporate Finance Proprietary Limited, acting as MiX’s independent expert in connection with the Business Combination, dated January 12, 2024, which concluded that the value accretion for a MiX shareholder, on a minority marketable basis, based on fair value ranges was between 7.1% to 29.3%.

August 12, 2024

Additionally, the six-month period between the deal announcement on October 10, 2023, and the close on April 2, 2024, largely driven by the regulatory approval process in South Africa, saw a significant reduction in MiX’s institutional investor ownership. The Company notes that the combined shareholder group is largely composed of institutional investors. Immediately after the completion of the transaction, Powerfleet shareholders that were among the top 20 institutional investors held approximately 30.0% of the voting power of the combined entity, compared to approximately 9.0% held by former MiX institutional shareholders. Looking at all of MiX’s institutional investors, between September 30, 2023 and March 31, 2024, MiX’s institutional investors disposed of 28% (45% of shareholding reduced to 17%) of MiX’s total outstanding shares (see Appendix B for details). This significant turnover in institutional holdings within the MiX shareholder base between the deal announcement and close reduced MiX’s pre-announcement shareholders’ effective holdings from a theoretical 65.5% to an actual 46.6%. The difference (or turnover) of 18.9% represents the establishment of a new cohort of investors, distinguishable from the legacy MiX institutional investors who retained their stockholdings from the deal announcement date.

Historically, both Powerfleet and MIX’s institutional investors have voted in line with their respective boards of directors’ recommendations on matters that were subject to a stockholder vote, increasing the importance of the composition of management and the Board with respect to determining the entity that obtains control and hence is the accounting acquirer.

Accordingly, while the voting rights of 65.5% in favor of MiX is an indicator that MiX is the acquirer, the Company believes that the weight of the indicator is tempered given that the negotiated premium paid by Powerfleet to MiX contributed to the relative ownership split, and that, qualitatively, the significant reduction in the carryover MiX institutional investor base would have reduced legacy MiX shareholders’ ability to control the combined entity, particularly in the light of the significant concentration of institutional investors on the Powerfleet side as further discussed below.

The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has significant voting interest (ASC 805-10-55-12b).

While no individual or organized group owns a large minority interest in the combined entity, the Company notes that the largest institutional investor post-transaction is Private Capital Management LLC, an investor of legacy Powerfleet. Additionally, the Company also notes that, immediately following the closing of the Business Combination, 30% out of the approximately 35% of total shares held by shareholders of legacy Powerfleet were concentrated in the Company’s top 20 shareholders, compared to only 9% out of the approximately 65% of total shares held by shareholders of legacy MiX (i.e., the historical shareholder group of Powerfleet is far more concentrated than the historical shareholder group of MiX).

The composition of the governing body of the combined entity (ASC 805-10-55-12c).

Exhibit 2.1 of Powerfleet’s Form 8-K filed on October 10, 2023, the Implementation Agreement (the “Agreement”), stipulates the formation of a new Board of Directors for the combined entity. The press release announcing the transaction specifies, “A new board of directors of Powerfleet will be formed. Michael Brodsky [Chairman of Powerfleet Board of Directors since December 2016] will be Chairman. Steve Towe [CEO of Powerfleet since January 2022] will be on the board. Ian Jacobs, MiX Telematics’ current Chairman, will be joining the board. MiX will appoint one additional board member and further board member appointments will be made by mutual consent.”

August 12, 2024

In addition to the individuals noted above, the current Powerfleet board members also include Andrew Martin, a Partner at Private Capital Management LLC, Powerfleet’s largest institutional investor before (and after) the acquisition, and Michael McConnell. Mr. Martin was identified mutually by the parties as a candidate prior to the closing of the Business Combination but was not formally appointed until after the close. With respect to Mr. McConnell, he was appointed by MiX, though he had no prior relationship with the Company.

While the Agreement initially specified that Powerfleet and MiX would each appoint two directors, with up to two additional directors to be mutually agreed upon, the Powerfleet board now comprises five directors. Following the transaction’s close on April 2, Mr. Martin’s appointment to the Powerfleet board was completed. Any further board appointments require mutual consent by the existing board members. Board decisions typically require a simple majority vote.

Each member of the Powerfleet board is up for re-election every year at the annual stockholder meeting and the current director slate is set for re-election at the upcoming annual stockholder meeting to be held on September 17, 2024 without any opposition.

In summary, the post-transaction Board of Directors of the combined entity consists of the following members:

Name	Position	Legacy Affiliation
Michael Brodsky	Chairman of the Board & Compensation Committee Chair	Powerfleet
Steve Towe	Chief Executive Officer & Board Member	Powerfleet
Ian Jacobs	Nominating Committee Chair	MiX
Michael McConnell	Audit Committee Chair	Independent, appointed by MiX
Andrew Martin	Board Member	Institutional Investor in Powerfleet

NOTE: The Board of Directors is responsible for key strategic and operational decisions, including capital structure, mergers and acquisitions strategy, delegation of authority, budget approvals, and governance structures.

Accordingly, and notwithstanding the original agreement terms (which still provided for Powerfleet to retain the position of board chair), the current Board structure would suggest control is more likely to reside with Powerfleet, indicating that Powerfleet should be identified as the accounting acquirer.

The composition of the senior management of the combined entity (ASC 805-10-55-12d).

After the transaction closed, Powerfleet’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) retained their positions in the combined entity. The former Chief Transformation Officer of Powerfleet was promoted to the Chief Corporate Development Officer. These three senior executives oversee core business activities, including Powerfleet’s Unity strategy, integration efforts, and synergy realization across the combined entity. They also lead board communications, investor relations, and executive feedback, ensuring cohesive management throughout the organization. Retaining the Powerfleet CEO to lead the combined entity post-transaction was an express term of the deal, and he holds the authority to appoint the senior management team.

August 12, 2024

The executive leadership team of the combined entity, following the transaction’s close, comprises:

Name	Position	Legacy Affiliation
Steve Towe	Chief Executive Officer	Powerfleet
David Wilson	Chief Financial Officer	Powerfleet
Melissa Ingram	Chief Corporate Development Officer	Powerfleet
Jim Zeitunian	Chief Technology Officer	Powerfleet
Charles Tasker [1]	Chief Revenue Officer	MiX
Andrea Hayton	Chief Marketing Officer	Powerfleet
Jonathan Bates [2]	Chief Product Officer	MiX
Catherine Lewis [3]	Chief Customer Officer	MiX
Offer Lehmann	Chief Operating Officer	Powerfleet

1 Charles Tasker was previously the MiX Chief Operating Officer.

2 Jonathan Bates was previously the Executive Vice President of Marketing at MiX and Managing Director of MiX Telematics Europe.

3 Catherine Lewis was previously the Executive Vice President of Technology and Managing Director of central services at MiX.

Paul Dell, the CFO of legacy MiX, is now in the position of Chief Accounting Officer (CAO), which reports to David Wilson, CFO, but is not part of the executive leadership team.

The continuity of Powerfleet’s senior management in key positions, combined with the reassignment of legacy MiX executives to new roles and the retirement of legacy MiX’s former CEO, strongly supports the conclusion that Powerfleet is the accounting acquirer.

The terms of the exchange of equity interests (ASC 805-10-55-12e).

The Company acknowledges that, in assessing the terms of the exchange of equity interests, the acquirer is generally the entity that pays a premium over the pre-combination fair value of the other entity’s equity interests.

In this transaction, the initial implied premium was agreed upon in early July 2023, based on the relative enterprise values as of June 30, 2023:

●	Powerfleet’s enterprise value was $197 million, comprising $110 million in equity and $87 million in net debt.
●	MiX’s enterprise value was $126 million, with $140 million in equity and $14 million in net cash.

August 12, 2024

The parties used enterprise value, rather than market capitalization, as a means of normalizing and eliminating differences caused in the respective capital structures. Initially, the enterprise value ratio favored Powerfleet at 61:39. Following the agreement to include an implied 45.4% premium for MiX shareholders, the ratio adjusted to 51:49, but still favored Powerfleet.

Please refer to the William Blair presentation in Appendix A which shows that based on the respective market prices as of June 30, 2023 the exchange ratio for each share of Powerfleet common stock compared to each MiX ordinary share would have been 0.0843 ($0.2528 MiX / $3.00 Powerfleet). As shown in the presentation the negotiated split combined with an implied premium led to an effective exchange ratio of 0.1225 which included the implied 45.4% premium based on the June 30, 2023 values. The exchange ratio was adjusted from the initial 0.1225 to the final 0.12762 following mutual due diligence conducted by both companies leading up to the October 10, 2023 signing and announcement of the transaction. This adjustment took into account changes in working capital levels and the impact of executive compensation in the form of restricted stock grants. As a result of this adjustment, the initial 65%/35% ownership split shown in Appendix A was modified to the final allocation of 65.5%/34.5%.

The equity value components for both Powerfleet and MiX were derived from their publicly traded market values as of June 30, 2023. Although both stocks are relatively thinly traded (with Powerfleet and MiX’s average weekly traded points value as a percentage of market capitalization being 1.1% and 0.6%, respectively, for the first half of 2023), these values are market-derived. The implied 45.4% premium paid by Powerfleet over MiX’s trading value as of June 30, 2023, is significant and supports Powerfleet as the accounting acquirer in the transaction1.

The relative size of the entities (ASC 805-10-55-13).

For the trailing 12 months ending March 31, 2024, Powerfleet reported annualized revenue of approximately $135 million, compared to MiX’s $152 million. As neither entity significantly outperformed the other in terms of revenue, the Company considered the total asset balances of both entities. As of March 31, 2024, Powerfleet reported total assets of approximately $223 million (excluding $85 million of loan proceeds then held in escrow), while MiX reported $176 million. Additionally, Powerfleet experienced a net loss of $7.6 million for the twelve months ended March 31, 2024 (excluding preferred stock dividends and accretion as well as transaction costs), reflecting its growth phase and increased operating expenses due to strategic investments, including the recruitment of a new management team under CEO Steve Towe (appointed January 2022), enhanced marketing efforts for the Company’s Unity ecosystem, and the acquisition of Movingdots GmbH. This acquisition of Movingdots GmbH by Powerfleet added a 30-person engineering team specializing in telematics but initially generated minimal gross margin and contributed $5.2 million to the Powerfleet net loss noted above. In contrast, MiX prioritized near-term profitability to maintain a regular cash dividend, resulting in a net income of $5.6 million (before transaction costs) for the fiscal year ended March 31, 2024.

1 While the negotiated premium was based on values as of June 30, 2023, by the time the deal was ready to be announced, Powerfleet’s stock had fallen approximately 30%. Accordingly, the implied premium just prior to the announcement appeared closer to 10% (see Appendix A).

August 12, 2024

The Company evaluated the enterprise values of both entities as of June 30, 2023, which was the date when the initially negotiated 35/65% equity split was agreed upon. At that time, Powerfleet’s enterprise value was $197 million, comprising $110 million in equity and $87 million in net debt. In comparison, MiX’s enterprise value was $126 million, consisting of $140 million in equity and $14 million in net cash.

Given the mixed factors and the absence of a significant size disparity between the entities, this criterion does not strongly indicate which entity should be considered the accounting acquirer.

Involvement of more than two entities (ASC 805-10-55-14).

This factor is not applicable as the transaction only involved two entities.

New entity formation (ASC 805-10-55-15).

This factor is not applicable as no new entities were formed to issue equity interests to effect a business combination.

Additional Considerations:

Initiation of the transaction.

Powerfleet’s strategy focused on ongoing mergers and acquisitions. In December 2022, Powerfleet entered into dialogue with William Blair to explore potential acquisition targets, and formally appointed William Blair in March 2023. One of the potential acquisition targets was MiX, a company whose initial approach to Powerfleet in January 2023 was rebuffed. In April 2023, William Blair reintroduced Powerfleet to MiX and an in-person meeting between key leaders from both companies followed in April 2023 which ultimately resulted in the acquisition of MiX. The transaction was structured such that MiX became a wholly owned subsidiary of Powerfleet. Powerfleet continues to operate as the parent public company.

Powerfleet is also actively working to integrate MiX into its proprietary Unity platform. After the transaction closed, MiX engineers began the integration process to align the technology footprint of the two entities.

Series A Preferred Stock

Negotiated separately from the Business Combination, the Series A Preferred Stock was redeemed in full in cash. The cash was raised via debt incurred by the new combined entity and under the leadership of Powerfleet management; the shares were preferred shares and not common shares; the redemption was separately negotiated; and the payment was made to remove M&A blocking rights held by the preferred stockholder and would have been required in any similar acquisition. The debt raised from Rand Merchant Bank was however, initially held in escrow during March 2024 and, without consummation of the MiX acquisition, would have been returned to Rand Merchant Bank. The Company also notes that in the absence of the transaction, it was actively considering alternative options, including raising capital through a combination of debt and equity, to remove the Series A preferred stock from its capital structure due to a 66-month put option that would have reclassified the obligation from mezzanine equity to a short-term liability effective April 2024. Therefore, the Company does not consider the cash paid for the Series A redemption, which was more akin to a refinancing, as a factor in determining the accounting acquirer.

August 12, 2024

The combined entity name, location of headquarters and ticker symbol.

The global headquarters for the combined entity, now operating under the Powerfleet name, remains located in Woodcliff Lake, New Jersey, Powerfleet’s headquarters. From the transaction’s completion until June 30, 2024, the Powerfleet ticker symbol, PWFL, remained in use. After receiving approval from the new Board of Directors, the ticker symbol was changed to AIOT to align with the Board’s strategy of leveraging Unity, Powerfleet’s IoT device-agnostic and AI-driven data highway, to drive significant business transformation.

Change in fiscal year-end.

On May 9, 2024 and subsequent to the close of the Business Combination, the Company announced a change in its fiscal year-end from December 31 to March 31, aligning with legacy MiX’s fiscal year-end. This decision was considered by Powerfleet executives before the acquisition, starting in January 2024, as part of a broader finance transformation initiative, which includes shifting and outsourcing back-office functions (including central corporate accounting) from the US to a more cost-effective solution in South Africa. The decision to change the fiscal year to March 31 was driven by two key considerations (i) it was helpful for investors to align with the close of the transaction; and (ii) timing of the audit work would align to the winter months in South Africa which is helpful in attracting and retaining accounting talent.

The decision was also driven by the integration of accounting and finance talent from MiX and the need to leverage MiX’s existing and more robust consolidation software to oversee post-combination accounting.

Although the change in year-end might be viewed as favoring MiX as the acquirer, it was a strategic decision made by Powerfleet management for internal organizational reasons and the South African team will continue to report to the legacy Powerfleet CFO who is based in the New York tristate area. The decision aligns with Powerfleet’s long-term goals, including reducing G&A expenses, leveraging the acquired workforce, and developing a centralized accounting and finance function.

Conclusion

After careful consideration of the facts and circumstances outlined above, the Company concluded that the factors favoring Powerfleet as the accounting acquirer outweighed those supporting MiX as the accounting acquirer. Accordingly, the Company believes that the Business Combination is appropriately accounted for as a forward, as opposed to a reverse, acquisition. The Company plans to include its evaluation of the factors in ASC 805-10-55-12 and 55-13 in reaching this conclusion as part of its disclosures with respect to the Business Combination in future periodic reports with the Commission including its transition report on 10-KT for the transition period from January 1, 2024 to March 31, 2024 and its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2024.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Honghui S. Yu
Honghui S. Yu

August 12, 2024

Appendix A: William Blair Implied Premium Analysis Based on June 30, 2023 Equity Values2

Capitalization Overview – ASTON and MERCEDES

ASTON Capitalization Table

($ in millions, except per share figures)

	Metric	Current 6/30/2023
Price per Share		**$3.00**
% premium / (discount) to current		***0.0%***
% premium / (discount) to 52 week low [2]		*45.6%*
% premium / (discount) to 52 week high [2]		*(24.4%)*
Diluted Shares[4]		36.661
Implied Equity Value		**$110**
Plus: Total Debt		20
Plus: Preferred Stock[6]		92
Less: Cash		(25)
Plus: Minority Interest		0
Implied Enterprise Value		**$197**
Enterprise Value Multiples (Consensus)	**Metric**	
CY 2023E Revenue	$140	1.40x
CY 2024E Revenue	157	1.25x
CY 2023E EBITDA	$10	19.8x
CY 2024E EBITDA	20	9.9x

MERCEDES Capitalization Table

($ in millions, except per share figures)

	Metric	Current 6/30/2023
Price per ADR Share		**$6.32**
Implied Price per Share[1]		**$0.25**
% premium / (discount) to current		***0.0%***
% premium / (discount) to 52 week low [3]		*9.9%*
% premium / (discount) to 52 week high [3]		*(31.1%)*
Diluted Shares[5]		555.737
Implied Equity Value		**$140**
Plus: Total Debt		15
Plus: Preferred Stock		0
Less: Cash		(30)
Plus: Minority Interest		0
Implied Enterprise Value		**$126**
Enterprise Value Multiples (Consensus)	**Metric**	
CY 2023E Revenue	$146	0.86x
CY 2024E Revenue	153	0.82x
CY 2023E EBITDA	$35	3.6x
CY 2024E EBITDA	40	3.1x

Source: SEC filings and FactSet as of June 30, 2023. ASTON and MERCEDES balance sheet data as of March 31, 2023.

2 Where used in the tables, “ASTON” refers to legacy Powerfleet and “MERCEDES” refers to legacy MiX.

August 12, 2024

Calculation of the Impact of the Implied Premium on the Relative Ownership:

The analysis below is based on the implied equity value from the Capitalization Overview table above adjusted for the implied premium of 45.4% captured in the final row of the Implied Ownership Analysis table above.

Calculation of the implied premium as of the day prior to the deal announcement

The calculation of the implied premium as of the day prior to the deal announcement is set out below:

Implied Premium Calculation
PWFL Price @ 10/9 Close	$1.97
Current PWFL Shares Outstanding	37.24
PWFL Equity Value	$73.4

PWFL Split of Combined Company	35.0%
Implied Total Equity Value	$209.6

MIXT Split of Combined Company	65.0%
Implied MIXT Equity Value	$136.3

MIXT Shares Outstanding	22.16
Implied MIXT Price per Share	$6.15

MIXT Price @ 10/9 Close	$5.58
Implied Premium	10.2%

August 12, 2024

Appendix B: Shift in MiX Institutional 13-F Filer Holdings from Deal Announcement to Close

The table below shows the movement in MiX Telematics Limited's institutional shareholder base from September 30, 2023 to March 31, 2024.
Holdings are shown in MIXT ADSs and PWFL shares taking into accounts the relevant MIXT ADS/ PWFL exchange ratio of 3.1905

		MIXT Institutional Investors			
		MIXT ADSs		**PWFL Shares**	
		September 30, 2023	**March 31, 2024**	**September 30, 2023**	**March 31, 2024**
1	Disciplined Growth Investors, Inc.	2,507,740	1,154,613	8,000,944	3,683,792
2	Edenbrook Capital LLC	2,202,135	508,832	7,025,912	1,623,429
3	Wellington Management Co. LLP	1,240,429	-	3,957,589	-
4	Kopion Asset Management LLC	971,358	238,165	3,099,118	759,866
5	Harber Asset Management LLC	659,766	255,057	2,104,983	813,758
6	Bandera Partners LLC	584,334	767,482	1,864,318	2,448,651
7	Penn Mutual Asset Management LLC	535,219	-	1,707,616	-
8	Meros Investment Management L.P.	448,545	-	1,431,083	-
9	Renaissance Technologies LLC	444,305	94,785	1,417,555	302,410
10	Pinnacle Associates Ltd.	104,486	80,816	333,363	257,844
11	Dimensional Fund Advisors LP	99,952	186,359	318,897	594,578
12	Acadian Asset Management LLC	56,485	5,248	180,215	16,744
13	Degroof Petercam Asset Services SA	52,200	-	166,544	-
14	Millennium Management LLC	31,567	174,003	100,715	555,156
15	A&G Fondos SGIIC SA	19,403	-	61,905	-
16	Citadel Securities LLC	18,634	23,338	59,452	74,460
17	SSgA Funds Management, Inc.	15,857	47,241	50,592	150,723
18	Raymond James & Associates, Inc. (Invt Mgmt)	14,458	-	46,128	-
19	Parametric Portfolio Associates LLC	11,300	11,300	36,053	36,053
20	RhumbLine Advisers LP	9,324	-	29,748	-
	Other 13-F filings	25,490	114,009	81,326	363,745
		10,052,987	3,661,247	32,074,055	11,681,209
	MIXT ADS/PWFL Shares Outstanding	22,160,824	22,160,824	107,933,110	107,933,110
	MIXT Institutional Investors as % of total	45%	17%	29.7%	11%
	Non 13-F Holdings (held constant)			35.8%	35.8%
	Total Pre Annoucement Holders			65.5%	**46.6%**
	New Shareholders Post Announcement			N/A	**18.9%**
	Total			65.5%	65.5%